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08002572

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Formation Capital Corp.

*CURRENT ADDRESS

PROCESSED
MAY 20 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02783 FISCAL YEAR 2-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 5/15/08

082-02783

2-28-07
AR/S

Formation



COBALT...the essential element

FORMATION CAPITAL CORPORATION | 2007 ANNUAL REPORT

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Formation Capital Corporation (the "Company") and the notes thereto, for the period ended February 28, 2007. This MD&A is prepared as of May 28, 2007.

Overview

Formation Capital Corporation (the "Company") is a mineral exploration, development and refining company listed on the Toronto Stock Exchange. The Company, either directly or indirectly through its wholly owned subsidiaries Formation Capital Corporation, U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. More recently, its 100% owned Essential Metals Corporation, (formerly known as Formation Chemicals, Inc.), has been operating a precious metals refining business, known as the Sunshine Precious Metals Refinery, which attained commercial production in September of 2005. The Company's main focus is currently centered on its flagship property, the Idaho Cobalt Project (the "ICP"), located in Lemhi County, Idaho, near the town of Salmon.

The ICP is a primary cobalt deposit in the bankable feasibility and permitting stages of development. Management cannot ascertain with certainty when the mine permits will be approved, however it is anticipated, based on information received to date, that the permits will be granted in the 2008 fiscal year. The bankable feasibility study is expected to be completed during the second fiscal quarter of this year. Pending a positive bankable feasibility study and with sufficient financing and bonding in place, mine construction could commence. This mine would be the only primary cobalt producer in the Western Hemisphere making Formation Capital Corporation the United States' sole integrated cobalt miner and refiner of super alloy grade cobalt.

The sections that follow provide information about the important aspects of our operations and investments, on a consolidated basis, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments. In addition, we have highlighted key trends and uncertainties to the extent practicable.

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources.

The following discussion should be read in conjunction with the Company's audited consolidated financial statements for February 28, 2007 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries. Political developments affecting metal production can move quickly in some of the major cobalt producing countries such as the Democratic Republic of Congo, Zambia, Cuba and Russia, especially in those countries that are currently coping with armed conflicts. While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as the re-chargeable battery sector, aerospace, high-tech, prosthetics, industrial, high-temperature steels and environmental applications such as gas to liquids, oil desulphurization and hybrid-electric vehicles. We also monitor cobalt-related consumption expenditures such as computers, cell phones, paints, radial tires and stove elements.

Cobalt Price, March 01, 2006 – May 28, 2007, US $/lb



$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
3/2/2006
4/2/2006
5/2/2006
6/2/2006
7/2/2006
8/2/2006
9/2/2006
10/2/2006
11/2/2006
12/2/2006
1/2/2007
2/2/2007
3/2/2007
4/2/2007
5/2/2007

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect management's focus on the following key areas:

- Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world's growing cobalt market.
- Raising Capital – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last completed financial periods

Description of Business

The Company holds mineral exploration properties in Canada, the United States and Mexico. More recently, its 100% owned Essential Metals Corporation, has been engaged in the operation of a precious metals refining business.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company's current operations are conducted through joint venture entities. The following is a brief discussion of the Company's major mineral exploration and development projects:

Idaho Cobalt Project – Idaho, USA

The Company's principal property is the Idaho Cobalt Project located in Lemhi County, Idaho, acquired through staking in 1994, where current extensive permitting efforts are underway. The Idaho Cobalt Project covers an area of approximately 2,500 acres of mining claims. The Company has exercised its lease option agreement and now owns a 100% interest in these claims.

During fiscal 2006, the Company conducted diamond drill programs on the south end of the Ram deposit, the primary deposit of the Idaho Cobalt Project. The purpose of the diamond drill program was twofold:

1. As recommended by Mine Development Associates (MDA) of Reno Nevada, it was designed to gain geotechnical data to optimize mine stope design and support mine production, particularly for the early years, on the ICP.
2. Further delineate the open-ended mineralization discovered in the 2004 drilling on the southern portion of the Ram deposit where some of the widest drill intercepts with the highest grades were encountered.

The drill program was successful in achieving both of these goals. Drilling demonstrated that the permissive sequence for cobaltiferous mineralization in the Ram deposit remains open at both the north and south ends along strike and continues to remain open down dip. This represents a currently defined strike length of approximately 2,800 feet, with ore grade cobalt mineralization having been documented over 2,600 feet of strike length. The data from this program is currently being incorporated into the Bankable Feasibility Study with the intent of improving the overall economics of the deposit and increasing the existing mine life. The Bankable Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development.

An updated resource estimate was completed by MDA as summarized in the table below. The resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of MDA, who is an independent Qualified Person as defined by National Instrument 43-101. This data will be incorporated into the Bankable Feasibility Study currently in progress.

Total Cobalt Project Resource utilizing 0.2% cut-off

Category	Tons	% Cobalt	% Copper	Oz/ton Gold
Measured	1,840,700	0.626	0.592	0.015
Indicated	813,700	0.632	0.681	0.017
Total M&I	2,654,400	0.628	0.619	0.016
Inferred	1,121,600	0.585	0.794	0.017
Contained Metal		46.5 million lbs	50.7 million lbs	60,500 Oz

Essential Metals Corporation ("EMC") – Idaho, USA, Big Creek Hydrometallurgical Complex (the "Complex")

EMC acquired the Complex in 2002 for the purpose of refurbishing the hydrometallurgical facility for cobalt production to meet the refining requirements of the Idaho Cobalt Project. In 2004, management decided to restart the precious metals refining section of the facility, known as the Sunshine Precious Metals Refinery, to help meet increasing North American demand for silver and gold refining.

EMC now receives commercial quantities of product from several major customers and is continuing to grow its business. Silver produced by the refinery is now accepted for good delivery on both the Dubai Multi Commodities Centre and the Dubai Gold and Commodities Exchange.

EMC has been receiving silver doré from Mexico through a major silver producer, high grade silver products from silver users, mints, pre-1965 silver US coins from other refiners as well as silver from other sources. For the period ended February 28, 2007, EMC produced approximately 2,519,000 troy ounces of silver in nominal 1,000 ounce bars and gold production was approximately 1,081 troy ounces. In addition, EMC agreed to sell a tailings facility for US$4.5 million payable in cash installments which closed during the year with all payments received. Under the terms of the agreement for the purchase and sale of its tailings facility to Sterling Mining Company (Sterling), Sterling paid Formation a total of US$4.5 million cash and conveyed a neighboring 16 acre land parcel well suited for EMC's future needs. The tailings facility is only one of the facilities that form a part of the Big Creek Hydrometallurgical Complex which the Company purchased in 2002. EMC will remain the owner of the Sunshine Precious Metals Refinery, the SXEW copper refinery, the hydrometallurgical plant, the concentrate loading and unloading facility and the associated land package and buildings. EMC has operated the Sunshine Precious Metals Refinery since 2004 without a discharge and has therefore not used the tailings facility. The Company intends to retro fit the hydrometallurgical plant in conjunction with the development of its Idaho Cobalt Project (ICP) in order to refine the cobalt concentrate expected to be produced from the ICP into metal. The carrying value of the tailings facility included land and equipment costs of US$134,490 and US$135,206 respectively which, along with associated legal fees of US$28,518 resulted in a net gain on the sale of US$4,201,766 (CAD$4,780,371).

Black Pine – Idaho, USA
The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho. An option agreement requires annual advance royalty payments of US$400 per claim to 2006. During the year ended February 29, 2004 the Company amended the option agreement to extend the term for two, five-year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner.

There have been no payments due since the Company amended the option agreement to extend the term.

Badger Basin – Idaho, USA
Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA
The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. A total of US$42,900 (2006 - US$39,900) has been paid to date to the optionor. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA
The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

El Milagro – Mexico
The Company entered into a purchase option agreement in 1998 that was completed at year end February 28, 2003. The Company now has a 100% interest in the property. During the year ended February 28, 2007 the Ana Maria claim block of the Milagro property was expanded to cover prospective adjoining ground and negotiations to acquire claims central to the area covering the northern extension of the Ana Maria vein are ongoing.

Flin Flon – Saskatchewan, Canada
The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan. During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

Queen of the Hills – Idaho, USA
The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho. A total of US$23,800 (2006 - US$22,400) has been paid to date to the optionor. Total purchase price of US$1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada
The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100% and has completed a helicopter-borne aeroTEM IV electromagnetic & magnetometer survey.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (deemed completed). The 2007 work program is budgeted for $430,000. The Company has been notified that the drill program will not be carried out as outlined as the availability of certain equipment and other conditions would not allow for commencement of the drilling operation. It is anticipated the program will continue next year.

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement with UEM, a corporation owned 50% by Cameco and 50% by Areva on the Virgin River project located in the Athabasca Basin of northern Saskatchewan.

Coronation Mines Limited owns 2% of the project with the first right to acquire up to 10% of the project and is carried through to $10.0 million worth of exploration and development. Approximately $2.0 million was spent on the 2006 program with the current proposed drill program, budgeted for $3.3 million, and is designed to follow up on the 2004, 2005 and 2006 drill results from the newly named Centennial Zone that returned high-grade mineralization. Examples of such high-grade mineralization include 5.83% U3O8 over 6.4 m and 13.86% U3O8 over 2.5 m. Summary results from the 2006 drill program are as outlined below. The Company has been advised that from all indications it will reach the carried interest amount of $10.0 million during this drill season program.

DDH Number		From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m x %)
VR-022		778.7	794.2	15.5	2.81	0.706	10.94
	(includes)	778.7	782.9	4.2	2.81	1.078	4.53
	(includes)	779.6	781.9	2.3	2.81	1.852	4.26
	(includes)	784.5	785.0	0.5	2.13	2.130	1.07
	(includes)	788.3	789.6	1.3	2.63	1.449	1.88
VR-22W2		781.0	800.2	19.2	18.30	2.480	47.62
	(includes)	788.8	794.1	5.3	18.30	5.352	28.37
	(includes)	795.5	797.8	2.3	11.40	6.269	14.42
VR-023		811.0	814.8	3.9	3.18	0.782	3.05
	(includes)	812.5	813.2	0.8	3.18	2.989	2.39
VR-024		820.3	827.5	7.2	6.72	2.630	18.94
	(includes)	821.3	826.5	5.2	6.72	3.629	18.87
		784.5	785.8	1.3	0.32	0.183	0.24
		794.8	810.7	15.9	0.91	0.191	3.04

Exploration reports indicate, excellent uranium exploration potential is demonstrated in this area and the uranium intersections obtained in the Centennial Zone are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration.

Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Financial Overview

Selected Annual Information

	2007	2006	2005
Revenues	$ 7,584,650	$ 8,441,165	$ -
% change	-10%	100%	n/a
General and administrative expenses	$ 2,223,569	$ 2,402,978	$ 2,775,361
% change	-7%	-13%	72%
Net gain (loss)	$ 3,573,870	$ (2,274,329)	$ (2,589,485)
% change	257%	-12%	66%
Basic and diluted earnings (loss) per share	0.02	(0.01)	(0.02)
Total assets	$ 51,267,274	$ 44,681,835	$ 44,856,136
Total liabilities	$ 1,053,083	$ 1,169,843	$ 826,281
Cash dividends declared per-share for each class of share	nil	nil	nil

Results of Operations February 28, 2007 and February 28, 2006

The consolidated income for the year ended February 28, 2007, was $3,573,870 or $0.02 per share compared with a loss of $2,274,329 or ($0.01) per share for February 28, 2006. The net income consists of net operating income from the Sunshine Precious Metals Refinery of $924,324 and other income of $4,873,115 which includes the $4,780,371 gain recorded on the sale of the tailings facility held by Essential Metals Corporation offset by general and administrative costs of $2,223,569. The operating income of the Sunshine Precision Metals Refinery is expected to increase as the refinery continues to expand and optimize operations. General and administrative costs are expected to remain stable or increase as the Company continues its efforts to obtain permits for the Idaho Cobalt Project and continues to operate the Refinery along with other property development efforts. The other income on the sale of the tailings facility and corresponding gain were recognized in the quarter that they were received.

Revenues and Cost of Revenues

Revenues for the year ended February 28, 2007 were $7,584,650 compared to $8,441,165 in the year ended February 28, 2006 which consist entirely of refinery sales at the Company's Sunshine Precious Metals Refinery.

Refinery operations produced approximately 2,519,419 troy ounces of silver in nominal 1,000 ounce bars and gold production was approximately 1,081 troy ounces during the year ended February 28, 2007. Cost of Revenues for the year ended February 28, 2007 were $6,660,326 compared to $8,503,763 in the year ended February 28, 2006.

Cost of Revenues consist of costs of acquiring the unprocessed ore in situations where customers require us to take ownership of the precious metals and other direct operating costs and allocated overheads. The net operating income was $924,324 for the year ended February 28, 2007 as compared to a loss of $62,598 for the year ended February 28, 2006. Net operating losses are expected to decrease as the refinery continues to expand and optimize operations.

General and Administrative Expenses

General and administrative expenses totaled $2,223,569 for the year ended February 28, 2007. This represents a decrease of 7% from the prior year end of $2,402,978. This decrease of $179,409 consisted primarily of a foreign exchange gain of $172,795 in the year ended February 28, 2007 compared to a foreign exchange loss of $185,654 in the year ended February 28, 2006. This $358,449 favorable fluctuation in exchange gains, along with decreased legal fees of $36,398 and decreased listing and filing fees of $35,273 were offset by increased administration costs and depreciation expenses primarily associated with operating the refinery operations of $114,848 and $191,932, respectively. In addition, there were increased financing costs of $46,712, increased office expenses of $27,937 and increased promotional activities of $40,530 primarily resulting from the warrant financing and other administrative activities during the year.

The Company transacts business and holds assets and liabilities in US dollars. Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations. Such fluctuations resulted in foreign exchange gain of $172,795 during the period ended February 28, 2007 compared to a loss of $185,654 in the period ended February 28, 2006, primarily relates to a strengthening Canadian dollar versus the US dollar over the year and in particular, with a favourable exchange gain associated with the timing of the tailings pond sale.

There was a reduction in non-cash stock based compensation during the year to $593,500 at February 28, 2007 compared to $752,200 during the year ended February 28, 2006.

Other income of $4,873,115 was recorded for the fiscal year ended February 28, 2007, up from $191,247 for the twelve month period ended February 28, 2006. The increase is related to the gain on sale of the tailings facility of $4,780,371. Interest income decreased to $92,744 compared to $191,247 for the previous twelve months ended February 28, 2006 due to smaller cash balances on deposit.

Results of Operations February 28, 2006 and February 28, 2005

The consolidated loss for the year ended February 28, 2006 was $2,274,329 or ($0.01) per share compared with a loss of $2,589,485 or ($0.02) per share for February 28, 2005. The majority of the decrease in loss is related to a reduction in non cash stock based compensation to $752,200 in 2006 verses $1,502,979 in 2005. In 2006, the Company incurred stock based compensation of $752,200 from the issuance of stock options to directors, employees and consultants, representing approximately 33% of the 2006 loss. In 2005, the Company incurred $480,000 of stock based compensation relating to the deemed value for the issuance of 1,200,000 shares and $1,022,979 from the issuance of stock options to directors, employees and consultants representing approximately 58% of the 2005 loss. The other major component of the loss was the net effect of our sales from the Sunshine Precious Metals Refinery of $8,441,165 less cost of operation of $8,503,763 for an addition to our loss of $62,598. Starting in September 2005, EMC began receiving commercial quantities of product from several major customers. We are receiving silver doré from Mexico (approximately 50% of the total feed) through a contract with a major silver producer, high grade silver products and pre-1965 silver US coins from other refiners. This represents six months of commercial production at the Sunshine Precious Metals Refinery. For the fiscal year ending February 28, 2006, EMC produced 2,647,145 troy ounces of silver in nominal 1000 ounce bars and gold production was 2,207 troy ounces.

General and administrative ("G&A") expenses totaled $2,402,978 for the year ended February 28, 2006. This represents a decrease of 13% from the previous year end of $2,775,361 reflecting decrease for accounting and audit, advertising and promotion, management fees, office and shareholder information and stock based compensation partially offset by an increase in administration, bank, interest and finance costs, depreciation & amortization, foreign exchange, legal fees and listing and filing fees. The increase in administration is directly related to G&A costs from the refinery operations which added $138,166 to the consolidated administration. The increase in bank charges, interest and finance costs relate to a settlement of $20,000 in relation to an uncompleted financing.

The Company transacts business and holds assets and liabilities in US dollars. Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations. Such fluctuations resulted in foreign exchange losses of $185,654 during the year ended February 28, 2006 compared to a loss of $13,488 in the year ended February 28, 2005.

Capital Resources and Liquidity February 28, 2007 and February 28, 2006

The Company's working capital as at February 28, 2007 was $7,975,630 compared with $5,357,817 at February 28, 2006. The increase is mainly attributed to sale of the tailings pond and the exercise of share purchase warrants, stock options and a flow-through share financing offset by spending on the permitting and feasibility for the Idaho Cobalt project.

During the year ended February 28, 2007 the Company received $2,053,479 on exercise of 6,309,503 share purchase warrants and issued 2,528,085 common shares for gross proceeds of $382,500 on the exercise of stock options.

During the year ended February 28, 2006 the Company received $916,751 on exercise of 2,626,525 share purchase warrants and issued 543,435 common shares for gross proceeds of $87,515 on the exercise of stock options.

Mineral property cash expenditures for the year ended February 28, 2007 were $4,565,396 compared to $8,088,406 during the year ended February 28, 2006 representing a decrease of $3,523,010 over the year ended February 28, 2006. With much of the permitting costs now in the administrative and document preparation stages and with all drilling having been completed in 2006, there were less expenditures on the Idaho Cobalt Project.

Mineral property expenditures for the year ended February 28, 2006 were $8,088,406 representing an additional $1,675,584 over the year ended February 28, 2005, which was $6,412,822.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $4,680,917 expended on permitting, and feasibility during the period compared to $7,988,902 for the previous period. Expenditures on capital assets (property, plant & equipment) were $262,725 compared to $558,550 with the bulk of the expenditures attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery during the year ended February 28, 2006.

During the period ended February 28, 2006 expenditures on the Idaho Cobalt Project were a total of $7,988,902 expended on permitting, feasibility and drilling during the period compared to $6,234,376 for the previous period. Expenditures on capital assets (property, plant & equipment) were $558,550 compared to $1,901,911 with the bulk of the expenditures attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery during the year ended February 28, 2005.

The precious metals inventory valued at the lower of cost or net realizable value is $3,087,744 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery. The prepaid expenses and deposits were slightly lower than at the previous year end with the metallurgical testing and EIS contractors holding deposits, offset by certain feasibility study contractors and associated drilling contracts returning deposits. A reclamation deposit associated with the sale of the tailings pond was also refunded in the purchase agreement.

Accounts payable are lower commensurate with Company activity that included conducting permitting and mine feasibility work with the bulk of the field work and drilling completed in the previous year. The $41,119 in accounts receivable is comprised of interest receivable from short term bank deposits and refundable goods and services tax (GST).

Capital Resources and Liquidity February 28, 2006 and February 28, 2005

The Company's working capital as at February 28, 2006 was $5,357,817 compared with $14,170,195 at February 28, 2005. The decrease is mainly attributed to increased spending on the permitting and feasibility for the Idaho Cobalt project.

During the year ended February 28, 2006, the Company received $916,751 on exercise of 2,626,525 share purchase warrants and issued 543,435 common shares for gross proceeds of $87,515 on the exercise of stock options.

During the year ended February 28, 2005 the Company raised an additional $2,952,707 through the issuance of

9,823,949 share purchase warrants and issued 2,401,565 common shares for gross proceeds of $619,435 on the exercise of stock options and issued 1,200,000 common shares for deemed proceeds of $480,000 on the issuance of shares from the share compensation plan.

Mineral property expenditures for the year ended February 28, 2006 were $8,088,406 representing an additional $1,675,584 over the year ended February 28, 2005, which was $6,412,822.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $7,988,902 expended on permitting, feasibility and drilling during the period compared to $6,234,376 for the previous period. Expenditures on capital assets (property, plant & equipment) were $558,550 compared to $1,901,911 with the bulk of the expenditures attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery during the year ended February 28, 2005.

The precious metals inventory valued at the lower of cost or net realizable value is $3,722,277 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery. The prepaid expenses and deposits were slightly lower than at the previous year end with the metallurgical testing and Environmental Impact Statement (EIS) contractors holding deposits, offset by certain feasibility study contractors and associated drilling contracts returning deposits.

Accounts payable are higher commensurate with increased Company activity that included conducting permitting and mine feasibility work. The $26,007 in accounts receivable is comprised of interest receivable from short term bank deposits, GST refunds.

At year end the Company had working capital of over $7.97 million. Subsequent to year end the Company issued 4,111,695 common shares for proceeds of $1,688,192 on the exercise of share purchase warrants and stock options. The Company also issued 26,666,666 units pursuant to a best efforts agency agreement realizing gross proceeds of $20,000,000 which closed on May 17, 2007. Each unit was priced at $0.75 and consisted of one common share and one-half of one transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at $1.00 for 18 months from date of closing.

The proceeds of this offering will be used to fund general working capital requirements and acquire anticipated long lead-time purchases for the Hydrometallurgical facility; however, as a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity markets. Pending production from the ICP, the ability of the Company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability. In Management's view, the Company's cash position will not be sufficient to fund development expenditures. As we move forward on the EIS and eventual Record of Decision, the Company will require mine construction financing in an amount consistent with the capital expenditures requirements of the Bankable Feasibility Study expected to be completed during the second fiscal quarter of this year.

Quarterly Financial Information in thousands (000's)

For the quarters ended 2007/2006	February 28	November 30	August 31	May 31
Revenues	3,707	2,179	207	1,492
G&A expenses	(1,245)	(352)	(239)	(388)
Net income (loss)	4,506	(181)	(254)	(497)
Loss per share	0.02	(0.00)	(0.00)	(0.00)
Total assets	51,267	44,846	43,837	44,384
Total liabilities	(1,053)	(577)	(635)	(928)
For the quarters ended 2006/2005	**February 28**	**November 30**	**August 31**	**May 31**
Revenues	8,441	nil	nil	nil
G&A expenses	(1,186)	(204)	(204)	(524)
Net income (loss)	(1,617)	(177)	(40)	(440)
Loss per share	(0.01)	(0.01)	(0.00)	(0.00)
Total assets	44,682	45,639	45,997	45,535
Total liabilities	(1,170)	(1,093)	(1,311)	(1,037)

As at February 28, 2007 there were 171,594,606 outstanding common shares, 8,845,000 outstanding stock options and 3,909,055 share purchase warrants outstanding and exercisable. As at May 28, 2007 there were 202,372,967 outstanding common shares, 8,385,000 outstanding stock options and 15,259,866 share purchase warrants outstanding.

Fourth Quarter Review

Revenues for the three months ended February 28, 2007 were $3,707,406 compared to $8,441,165 in the three months ended February 28, 2006 which consist entirely of refinery sales at the company's Sunshine Precious Metals Refinery. Refinery operations produced approximately 553,413 troy ounces of silver and 58 troy ounces of gold during the three months ended February 28, 2007. Cost of Revenues for the three months ended February 28, 2007 were $2,797,404 compared to $8,503,763 in the three month period ended February 28, 2006 for a net operating loss of

$62,598 compared to operating income of $910,002 for the three months ended February 28, 2007.

General and administrative expenses totaled $860,596 for the quarter ended February 28, 2007. This represents a decrease of 42% from the previous corresponding quarter end of $1,470,411. This decrease consisted primarily of the foreign exchange gain associated with the sale of the tailings pond.

During the quarter ended February 28, 2007 there was stock based compensation of $593,500 compared to $550,473 during the quarter ended February 28, 2006 resulting from the issuance of stock options to directors, employees and consultants.

The Company also decreased their mineral property expenditures to $1,033,953 in the quarter ended February 28, 2007 compared to $1,636,656 in the quarter ended February 28, 2006.

Proposed Transactions

None

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has certain obligations with respect to mineral property expenditures and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $2,461,700 under certain circumstances if certain of those agreements are terminated.

In addition, certain contractual obligations are due within the next three years relating to the office lease and equipment along with the writing of the environmental impact statement and feasibility study for the Idaho Cobalt project.

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver. At the end of the fiscal year February 28, 2007 and May 28, 2007 the Company had no outstanding call options related to its silver holdings.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are contained in Note 2 to the audited consolidated financial statements for the year ended February 28, 2007. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets carrying value exceeds expected future cash flows.

Property, plant and equipment

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained. A portion of the Complex, the Sunshine Precious Metals Refinery, commenced commercial production in 2005.

Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and equipment over their fair value.

Stock-based compensation

Effective March 01, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense with a corresponding increase to contributed capital over the vesting period based on the fair value of options granted to employees, contractors, officers and directors. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. These models require inputs such as volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the expense recorded.

Reserves and resources

The Company engages independent professional consultants to evaluate its mineral resources and reserves. The estimation of resources and reserves involves the application of scientific principals as well as the exercise of educated judgement. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its resource and reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the interpretation of results of future drilling and exploration activities. Resource and reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion.

In addition, changes in resource and reserve estimates, the price of cobalt, gold, copper or silver and future operating and capital costs can have a significant impact on the impairment assessments of the assets. Although the ICP has measured and indicated resources as reported in accordance with Canadian securities laws, the commercial viability of developing the ICP will depend on the results of a full bankable feasibility study, which has commenced but is not yet complete. At present, none of our properties have a known body of commercial ore.

Asset retirement obligation

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure. The Company's mining, exploration and development activities are subject to various levels of federal, provincial and state law, as well as regulations relating to the protection of the environment, including requirements for closure and reclamation. Management's judgement and independent professional consultants' estimates are considered when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Risk Management

The nature of the mining industry involves significant risks. Even with the Company's careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated. As such, it is impossible to guarantee that current or future exploration programs will establish reserves. The historic qualities of mine ores and market prices of the commodities being explored have been highly volatile. To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to continually re-evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry. The Company cannot predict future policies and interpretations. The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining or surpassing these standards.

Insurance is very costly in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding. It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons deeming insurance impractical.

Subsequent Events

From February 28, 2007 to May 28, 2007 the Company issued 4,111,695 common shares for proceeds of $1,688,192 on the exercise of share purchase warrants and stock options. The Company also issued 26,666,666 units pursuant to a best efforts agency agreement realizing gross proceeds of $20,000,000 which closed on May 17, 2007. Each unit was priced at $0.75 and consisted of one common share and one-half of one transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at $1.00 for 18 months from date of closing.

Evaluation of Disclosure Controls and Design of Internal Controls Over Financial Reporting

The certifying officers reviewed and evaluated the Company's disclosure controls and procedures. Based on that evaluation, they have concluded that the Company's disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with GAAP.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls and procedures over financial reporting can prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving the Company's stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design of the Company's internal control over financial reporting as of February 28, 2007. There were no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Outlook

In the coming year, the Company expects to focus the majority of its activities on the permitting and the completion of the Bankable Feasibility Study for the Idaho Cobalt Project and the ramp-up of operations at the Sunshine Precious Metals Refinery.

We will continue to seek opportunities to form additional exploration joint ventures in order to reduce shareholder risk. As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity markets. Pending production from the ICP, the ability of the Company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability. In Management's view, the Company's cash position will not be sufficient to fund development expenditures. As we move forward on the EIS and eventual Record of Decision, the Company will require mine construction financing in an amount consistent with the capital expenditures requirements of the Bankable Feasibility Study expected to be completed during the second fiscal quarter of this year.

The Company has moved closer to its goal of becoming America's sole integrated cobalt miner and refiner and has achieved its goal of becoming a precious metals bullion producer. Currently, the Company is processing various customer 's' material at the refinery and is in continuing discussions regarding the processing of additional material.

At year end the Company had working capital of over $7.97 million. The Company's ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources. In addition subsequent to year end the Company raised $20,000,000 in gross proceeds from a 26,666,666 unit financing.

The anticipated completion of Bankable Feasibility Study and advancements in permitting of the Company's 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Formation Capital Share Price, March 01, 2006 – May 28, 2007



Additional Information

In June 2005 the Company sought judicial approval for access across the Blackbird Mine site in response to a letter from the Blackbird Mine Site Group addressed to the US Department of Agriculture wherein it had stated it "has not given Formation permission to access [the Idaho Cobalt Project through] the Blackbird Mine site for the construction of the exploration decline." Judicial approval was received for limited (exploration) access only. The Company is attempting to acquire permanent access through negotiation with the owner but if unsuccessful will initiate legal proceedings to obtain permanent access.

In January 2006 the Blackbird Mine Site Group filed a notice of protest regarding the Company's application for a water right. The Company is attempting to negotiate the withdrawal of the protest but if unsuccessful will continue with ongoing proceedings to obtain the water right.

Additional information is provided in the Company's audited consolidated financial statements for the years ended February 28, 2007, February 28, 2006 and prior years. Information Circulars and Annual Information Forms are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management's analysis only as of the date hereof. Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

Mari-Ann Green
Chairman, CEO

J. Paul Farquharson
CFO

May 28, 2007

Formation Capital Corporation

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Formation Capital Corporation
(An exploration stage company)

We have audited the consolidated balance sheets of Formation Capital Corporation (an exploration stage company) as at February 28, 2007 and February 28, 2006 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended February 28, 2007 and for the period from inception on June 13, 1988 to February 28, 2007. These financial statements are the responsibility of the Company's management. Our r esponsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and February 28, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2007 and for the period from inception on June 13, 1988 to February 28, 2007 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
May 18, 2007

FORMATION CAPITAL CORPORATION
(An exploration stage company)

Consolidated Balance Sheets
(Canadian Dollars)

ASSETS		February 28, 2007		February 28, 2006
CURRENT				
Cash and cash equivalents	$	5,777,610	$	2,636,961
Precious metals inventory (Note 3)		3,087,744		3,722,277
Amounts receivable		41,119		26,007
Prepaid expenses		122,240		142,415
TOTAL CURRENT ASSETS		9,028,713		6,527,660
RECLAMATION DEPOSIT		-		19,322
MINERAL PROPERTIES (Note 4)		37,635,708		32,860,958
PROPERTY, PLANT AND EQUIPMENT (Note 5)		4,602,853		5,273,895
TOTAL ASSETS	$	51,267,274	$	44,681,835
LIABILITIES				
CURRENT				
Accounts payable	$	294,922	$	345,970
Accrued liabilities		758,161		823,873
TOTAL LIABILITIES		1,053,083		1,169,843
COMMITMENTS (Note 14)				
SHAREHOLDERS' EQUITY				
Share capital (Note 7)				
Authorized				
50,000,000 preferred shares without par value				
Unlimited common shares without par value				
Issued				
171,594,606 common shares (2006 - 162,382,018 shares)		59,333,293		56,682,645
Contributed surplus		2,792,229		2,314,548
Deficit, accumulated during exploration stage		(11,911,331)		(15,485,201)
TOTAL SHAREHOLDERS' EQUITY		50,214,191		43,511,992
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	51,267,274	$	44,681,835

Nature of Operations (Note 1)

Subsequent Events (Note 15)

APPROVED BY THE BOARD

Director

Director

See accompanying notes to the consolidated financial statements.

FORMATION CAPITAL CORPORATION
(An exploration stage company)

Consolidated Statements of Operations

(Canadian Dollars)

	Cumulative from inception on June 13, 1988 to February 28, 2007	For the years ended February 28, 2007	February 28, 2006	February 28, 2005
REVENUE - Refinery	$ 16,025,815	$ 7,584,650	$ 8,441,165	$ -
COST OF REVENUES	15,164,089	6,660,326	8,503,763	-
	861,726	924,324	(62,598)	-
EXPENSES				
Accounting and audit	1,828,154	234,565	243,995	271,420
Administration	1,741,116	397,812	282,964	174,750
Advertising and promotion	1,151,429	83,447	42,917	167,165
Bank charges, interest and financing costs	738,826	67,338	20,626	2,771
Depreciation	1,417,147	542,725	350,793	51,882
Foreign exchange (gain) loss	(58,092)	(172,795)	185,654	13,488
Legal fees	993,565	136,697	173,095	166,221
Listing and filing fees	596,608	31,011	66,284	50,080
Management fees	332,198	14,874	18,326	24,809
Office	2,313,806	213,878	185,941	196,233
Shareholder information	959,824	80,517	80,183	87,918
Stock-based compensation	2,848,679	593,500	752,200	1,502,979
Write-down of mineral properties (net of property option income)	3,758,531	-	-	65,645
	18,621,791	2,223,569	2,402,978	2,775,361
LOSS BEFORE UNDERNOTED ITEMS	(17,760,065)	(1,299,245)	(2,465,576)	(2,775,361)
OTHER INCOME (Note 8)	6,237,796	4,873,115	191,247	185,876
NON-CONTROLLING INTEREST	34,314	-	-	-
NET INCOME (LOSS) FOR THE PERIOD	$ (11,487,955)	$ 3,573,870	$ (2,274,329)	$ (2,589,485)
Basic earnings (loss) per share		$ 0.02	$ (0.01)	$ (0.02)
Diluted earnings (loss) per share		$ 0.02	$ (0.01)	$ (0.02)
Weighted average number of shares outstanding-Basic		166,648,666	161,549,405	128,966,619
Weighted average number of shares outstanding-Diluted		167,106,633	161,549,405	128,966,619

See accompanying notes to the consolidated financial statements.

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

From inception on June 13, 1988 to February 28, 2007	Common shares without par value		Share Subscriptions and Special Warrants	Contributed Surplus	Deficit accumulated during the exploration stage	Total shareholders' equity
	Shares	Amount				
Issuance of common shares for cash	653,687	$ 163,422	$ -	$ -	$ -	$ 163,422
Net loss	-	-	-	-	(78,999)	(78,999)
Balance, February 28, 1989	**653,687**	**163,422**	-	-	**(78,999)**	**84,423**
Issuance of common shares for cash	1,917,184	510,451	-	-	-	510,451
Share issue costs	-	(5,325)	-	-	-	(5,325)
Net loss	-	-	-	-	(148,315)	(148,315)
Balance, February 28, 1990	**2,570,871**	**668,548**	-	-	**(227,314)**	**441,234**
Issuance of common shares for cash	615,934	506,514	-	-	-	506,514
Net loss	-	-	-	-	(175,407)	(175,407)
Balance, February 28, 1991	**3,186,805**	**1,175,062**	-	-	**(402,721)**	**772,341**
Issuance of common shares for cash	254,250	184,597	-	-	-	184,597
Issuance of common shares for resource property	85,000	85,000	-	-	-	85,000
Net loss	-	-	-	-	(176,247)	(176,247)
Balance, February 29, 1992	**3,526,055**	**1,444,659**	-	-	**(578,968)**	**865,691**
Issuance of common shares for cash	812,375	447,557	-	-	-	447,557
Issuance of common shares for acquisition of subsidiary	451,094	360,875	-	-	-	360,875
Issuance of common shares for resource property	45,000	39,150	-	-	-	39,150
Net loss	-	-	-	-	(191,160)	(191,160)
Balance, February 28, 1993	**4,834,524**	**2,292,241**	-	-	**(770,128)**	**1,522,113**
Issuance of common shares for cash	2,993,019	2,905,138	-	-	-	2,905,138
Issuance of common shares under consulting agreement	18,000	18,000	-	-	-	18,000
Issuance of common shares for finders fee on private placement	30,000	21,000	-	-	-	21,000
Issuance of common shares for commission on private placement	24,750	47,025	-	-	-	47,025
Issuance of common shares for resource properties	7,100	22,380	-	-	-	22,380
Share issue costs	-	(38,648)	-	-	-	(38,648)
Net loss	-	-	-	-	(298,217)	(298,217)
Balance, February 28, 1994	**7,907,393**	**5,267,136**	-	-	**(1,068,345)**	**4,198,791**
Issuance of common shares for cash	1,184,700	1,857,250	-	-	-	1,857,250
Issuance of common shares for resource properties	10,000	29,250	-	-	-	29,250
Issuance of common shares for finders fee	3,000	10,050	-	-	-	10,050
Issuance of common shares for flow-through private placement	25,000	75,000	-	-	-	75,000
Net loss	-	-	-	-	(344,462)	(344,462)
Balance, February 28, 1995	**9,130,093**	**7,238,686**	-	-	**(1,412,807)**	**5,825,879**
Issuance of common shares for cash	527,825	1,387,598	-	-	-	1,387,598
Issuance of common shares for resource properties	4,635	28,773	-	-	-	28,773
Issuance of common shares for finders fee	28,150	105,563	-	-	-	105,563
Issuance of common shares for flow-through private placement	25,000	75,000	-	-	-	75,000
Issuance of special warrants	-	-	3,192,967	-	-	3,192,967
Net loss	-	-	-	-	(651,252)	(651,252)
Balance, February 29, 1996	**9,715,703**	**8,835,620**	**3,192,967**	-	**(2,064,059)**	**9,964,528**
Issuance of common shares on conversion of special warrants	1,100,000	3,192,967	(3,192,967)	-	-	-
Issuance of common shares for cash	178,300	601,665	-	-	-	601,665
Issuance of common shares for resource properties	2,280	13,715	-	-	-	13,715
Issuance of common shares for finders fee	6,500	22,100	-	-	-	22,100
Net loss	-	-	-	-	(1,301,903)	(1,301,903)
Balance, February 28, 1997	**11,002,783**	**12,666,067**	-	-	**(3,365,962)**	**9,300,105**
Issuance of common shares for cash	75,000	90,000	-	-	-	90,000
Issuance of common shares for resource property	16,028	50,000	-	-	-	50,000
Issuance of special warrants	-	-	3,252,834	-	-	3,252,834
Net loss	-	-	-	-	(1,332,424)	(1,332,424)
Balance carried forward, February 28, 1998	**11,093,811**	**12,806,067**	**3,252,834**	-	**(4,698,386)**	**11,360,515**

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

From inception on June 13, 1988 to February 28, 2007	Common shares without par value		Share Subscriptions and Special Warrants	Contributed Surplus	Deficit accumulated during the exploration stage	Total shareholders' equity
	Shares	Amount				
Balance brought forward, February 28, 1998	**11,093,811**	**$ 12,806,067**	**$ 3,252,834**	**$ -**	**$ (4,698,386)**	**$ 11,360,515**
Issuance of common shares for cash	400,000	344,000	-	-	-	344,000
Issuance of common shares for resource property	26,000	27,460	-	-	-	27,460
Issuance of common shares on conversion of special warrants	3,187,410	3,252,834	(3,252,834)	-	-	-
Issuance of common shares for private placement	1,250,000	500,000	-	-	-	500,000
Share issue costs	-	(40,818)	(1,230)	-	-	(42,048)
Subscriptions for shares not yet issued	-	-	133,525	-	-	133,525
Net loss	-	-	-	-	(1,470,657)	(1,470,657)
Balance, February 28, 1999	**15,957,221**	**16,889,543**	**132,295**	**-**	**(6,169,043)**	**10,852,795**
Issuance of common shares for cash	6,481,000	1,722,000	(133,525)	-	-	1,588,475
Issuance of common shares on conversion of stock options	182,500	41,975	-	-	-	41,975
Exercise of share purchase warrants	2,906,400	726,600	-	-	-	726,600
Issuance of common shares for acquisition of non-controlling interest	93,000	69,750	-	-	-	69,750
Share issue costs	-	(178,627)	1,230	-	-	(177,397)
Net loss	-	-	-	-	(559,459)	(559,459)
Balance, February 29, 2000	**25,620,121**	**19,271,241**	**-**	**-**	**(6,728,502)**	**12,542,739**
Issuance of common shares for cash	3,100,000	1,085,000	-	-	-	1,085,000
Issuance of common shares on conversion of stock options	480,000	112,000	-	-	-	112,000
Exercise of share purchase warrants	1,051,500	399,275	-	-	-	399,275
Share issue costs	-	(150,072)	-	-	-	(150,072)
Subscriptions for shares not yet issued	-	-	770,000	-	-	770,000
Stock-based compensation	-	-	-	77,032	-	77,032
Net loss	-	-	-	-	(550,856)	(550,856)
Balance, February 28, 2001	**30,251,621**	**20,717,444**	**770,000**	**77,032**	**(7,279,358)**	**14,285,118**
Issuance of common shares for cash	5,390,000	2,153,602	(770,000)	-	-	1,383,602
Issuance of common shares on exercise of stock options	1,425,000	385,500	-	-	-	385,500
Exercise of share purchase warrants	700,000	280,000	-	-	-	280,000
Share issue costs	-	(166,075)	-	-	-	(166,075)
Subscriptions for shares not yet issued	-	-	236,280	-	-	236,280
Warrants valued on issue of promissory note	-	-	-	140,000	-	140,000
Stock-based compensation	-	-	-	60,343	-	60,343
Net loss	-	-	-	-	(593,050)	(593,050)
Balance, February 28, 2002	**37,766,621**	**23,370,471**	**236,280**	**277,375**	**(7,872,408)**	**16,011,718**
Issuance of common shares for cash	20,262,810	4,907,636	(236,280)	-	-	4,671,356
Issuance of common shares for debt settlement	1,211,675	307,676	-	-	-	307,676
Issuance of common shares for compensation	150,000	44,250	-	-	-	44,250
Share issue costs	-	(373,220)	-	-	-	(373,220)
Warrants valued on issue of debenture	-	-	-	694,405	-	694,405
Stock-based compensation	-	-	-	38,876	-	38,876
Net loss	-	-	-	-	(765,316)	(765,316)
Balance, February 28, 2003	**59,391,106**	**28,256,813**	**-**	**1,010,656**	**(8,637,724)**	**20,629,745**
Issuance of common shares for cash	43,495,275	10,637,400	-	-	-	10,637,400
Issuance of common shares for debt settlement	130,000	26,000	-	-	-	26,000
Issuance of common shares on exercise of stock options	915,000	205,700	-	-	-	205,700
Exercise of share purchase warrants	13,115,163	3,220,064	-	(131,375)	-	3,088,689
Issuance of common shares on conversion of debenture	3,440,000	498,447	-	(325,000)	-	173,447
Share issue costs	-	(950,945)	-	-	-	(950,945)
Stock-based compensation	-	-	-	48,840	-	48,840
Net loss	-	-	-	-	(1,560,287)	(1,560,287)
Balance carried forward, February 29, 2004	**120,486,544**	**41,893,479**	**-**	**603,121**	**(10,198,011)**	**32,298,589**

See accompanying notes to the consolidated financial statements.

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

From inception on June 13, 1988 to February 28, 2007	Common shares without par value		Share Subscriptions and Special Warrants	Contributed Surplus	Deficit accumulated during the exploration stage	Total shareholders' equity
	Shares	Amount				
Balance brought forward, February 29, 2004	**120,486,544**	**$ 41,893,479**	**$ -**	**$ 603,121**	**$ (10,198,011)**	**$ 32,298,589**
Issuance of common shares for cash	25,300,000	10,150,000	-	-	-	10,150,000
Issuance of common shares on exercise of stock options	2,401,565	619,435	-	-	-	619,435
Exercise of share purchase warrants	9,823,949	2,952,707	-	(23,000)	-	2,929,707
Employees options valuation - prior period adjustment	-	417,375	-	6,001	(423,376)	-
Share issue costs	-	(881,370)	-	-	-	(881,370)
Stock-based compensation	-	-	-	1,022,979	-	1,022,979
Share compensation (Note 7 (a) (iii))	1,200,000	480,000	-	-	-	480,000
Net loss	-	-	-	-	(2,589,485)	(2,589,485)
Balance, February 28, 2005	**159,212,058**	**55,631,626**	**-**	**1,609,101**	**(13,210,872)**	**44,029,855**
Issuance of common shares on exercise of stock options	543,435	134,268	-	(46,753)	-	87,515
Exercise of share purchase warrants	2,626,525	916,751	-	-	-	916,751
Stock-based compensation (Note 7 (a) (iii))	-	-	-	752,200	-	752,200
Net loss	-	-	-	-	(2,274,329)	(2,274,329)
Balance, February 28, 2006	**162,382,018**	**$ 56,682,645**	**$ -**	**$ 2,314,548**	**$ (15,485,201)**	**$ 43,511,992**
Issuance of common shares for cash	375,000	79,002	-	19,848	-	98,850
Issuance of common shares on exercise of stock options	2,528,085	612,737	-	(230,237)	-	382,500
Exercise of share purchase warrants	6,309,503	1,958,909	-	94,570	-	2,053,479
Stock-based compensation (Note 7 (a) (iii))	-	-	-	593,500	-	593,500
Net Income	-	-	-	-	3,573,870	3,573,870
Balance, February 28, 2007	**171,594,606**	**$ 59,333,293**	**$ -**	**$ 2,792,229**	**$ (11,911,331)**	**$ 50,214,191**

See accompanying notes to the consolidated financial statements.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

	Cumulative from inception on June 13, 1988 to February 28, 2007	For the years ended February 28, 2007	February 28, 2006	February 28, 2005
OPERATING ACTIVITIES				
Net income (loss) for the period	$ (11,487,955)	$ 3,573,870	$ (2,274,329)	$ (2,589,485)
Items not involving cash				
Depreciation	1,417,147	542,725	350,793	51,882
Financing costs	184,335	-	-	-
Gain on sale of property, plant and equipment (Note 8)	(5,137,295)	(4,780,371)	-	-
Write-down of mineral properties	3,957,613	-	-	65,645
Write-down of investments (Note 8)	53,052	-	-	-
Convertible debenture accretion	60,979	-	-	-
Non-controlling interest	(34,314)	-	-	-
Finder's fee settled by issuance of shares	22,100	-	-	-
Stock-based compensation	2,892,929	593,500	752,200	1,502,979
Change in working capital items (Note 11)	(128,768)	(372,201)	509,629	394,603
Precious metals inventory	(3,087,744)	634,533	(2,222,174)	(1,500,103)
	(11,287,921)	192,056	(2,883,881)	(2,074,479)
INVESTING ACTIVITIES				
Mineral property expenditures	(39,552,432)	(4,565,396)	(8,088,406)	(6,412,822)
Purchase of property, plant and equipment	(6,476,604)	(262,725)	(558,550)	(1,901,911)
Reclamation deposits	(1)	19,322	1,648	1,737
Proceeds on sale of investments	382,188	-	-	-
Proceeds on sale of property, plant and equipment	5,250,722	5,171,413	-	-
Acquisition of subsidiary	145,757	-	-	-
Acquisition of investments	(113,847)	-	-	-
	(40,364,217)	362,614	(8,645,308)	(8,312,996)
FINANCING ACTIVITIES				
Share capital and special warrants issued for cash	59,499,852	2,585,979	1,004,266	13,699,142
Share and special warrant issue expenses	(2,982,604)	-	-	(881,370)
Share capital issued by subsidiary	112,500	-	-	-
Promissory notes	800,000	-	-	-
	57,429,748	2,585,979	1,004,266	12,817,772
NET CASH INFLOW (OUTFLOW)	5,777,610	3,140,649	(10,524,923)	2,430,297
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	2,636,961	13,161,884	10,731,587
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 5,777,610	$ 5,777,610	$ 2,636,961	$ 13,161,884
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:				
Cash	$ 671,941	$ 671,941	$ 1,036,961	$ 1,111,884
Short-term investments	5,105,669	5,105,669	1,600,000	12,050,000
	$ 5,777,610	$ 5,777,610	$ 2,636,961	$ 13,161,884

See accompanying notes to the consolidated financial statements.

(Canadian Dollars)

Supplemental Disclosure of Non-Cash Investing and Financing Activities

1/ The following transactions are not reflected in the consolidated statement of cash flows:

(a) During the year ended February 28, 2007:

(i) 2,990,000 stock options valued at $593,500 were granted to directors, consultants and employees (Note 7 (a) (iii)).

(b) During the year ended February 28, 2006:

(i) 3,445,000 stock options valued at $752,200 were granted to directors, consultants and employees (Note 7 (a) (iii)).

(c) During the year ended February 28, 2005:

(i) 2,895,000 stock options valued at $1,022,979 were granted to directors, consultants and employees (Note 7 (a) (iii)).

(ii) 1,200,000 common shares with a value of $480,000 were issued as compensation to the management (Note 7 (a) (iii)).

2/ Other Supplementary Information

	For the years ended February 28, 2007	February 28, 2006	February 28, 2005
Interest paid	$ -	$ -	$ -
Taxes paid	-	-	-

See accompanying notes to the consolidated financial statements.

1. NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves which are economically recoverable. None of the Company's operations are conducted through joint venture entities.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho. The facility contains a precious metals refinery, which the Company has refurbished to process third party precious metals material. Material is refined into high purity silver and gold bullion. The plant has the capacity to produce 10,000,000 ounces of silver and 350,000 ounces of gold annually. This facility was originally purchased by the Company in order to process the cobalt concentrate from its U.S. operations. During the year ended February 28, 2007, this facility processed high grade silver/copper material and dore and will have to be refurbished to process the cobalt concentrate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in these circumstances conform in all material respects with United States generally accepted accounting principles ("US GAAP") except as described in Note 13.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and either directly or indirectly its wholly-owned subsidiaries: Formation Capital Corporation, U.S., a Nevada corporation, Essential Metals Corporation formerly known as Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Limited. ("Coronation"), a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company.

The Company consolidates those entities which are controlled by the Company.

Variable interest entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structure, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, Consolidation of Variable Entities ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company believes that it does not have any VIEs subject to consolidation.

All inter-company transactions and balances have been eliminated.

(b) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant balances and transactions affected by management estimates include the valuation of the various mineral properties, recoverability of property, plant and equipment, depreciation, contingencies, inventory valuation, future income tax and stock compensation expense. Actual results may differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) *Cash and cash equivalents*

Cash and cash equivalents consists of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(d) *Inventories*

Inventories of precious metals are stated at the lower of cost and net realizable value. Inventories consist substantially of silver and gold metals and includes cost of materials and direct processing costs.

(e) *Mineral properties*

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net realizable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows.

For the year ended February 28, 2007 an impairment of $Nil was provided (February 28, 2006 - $nil and February 28, 2005 - $65,645).

(f) *Property, plant and equipment*

Property, plant and equipment are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5-20% per annum for buildings and 30% per annum on all other equipment and furniture and fixtures. Costs to refurbish acquired plant and equipment are deferred until the assets are put into commercial production.

Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and equipment over their fair value.

(g) *Future income taxes*

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company provides for the future effect on income taxes related to flow-through shares as a reduction of share capital and an increase in future income tax liability on the date that the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditures.

(i) Stock-based compensation

The Company follows Canadian Institute of Chartered Accountants Handbook Section 3870, *Stock-Based Compensation*, which requires that all stock-based awards made to non-employees and employees must be measured and recognized using fair value based method. Under this method, compensation costs, attributable to share options granted to employees, contractors, officers and directors, is measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(j) Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is anti-dilutive Common equivalent shares excluded from the calculation of diluted earnings (loss) per share comprised 3,160,000 stock options (2006 – 8,510,000; 2005 - 6,208,435) and 1,868,375 share purchase warrants (2006 – 38,430,812; 2005 - 41,079,699).

(k) Asset retirement obligations

The Company estimates the present value of asset retirement obligations when the related obligation is incurred and records it as a liability with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the related asset commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

(l) Foreign currency translation

The Company's and its subsidiaries' functional currency is the Canadian dollar. The subsidiary operations are regarded as being integrated with the parent company and therefore the temporal method of translation has been applied. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are also translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

(m) Revenue recognition

The Company earns mineral processing revenue from the purchase, processing and sale of minerals. Revenue is recorded once the processed product is shipped, title is transferred, the amount of proceeds are determinable and collection is reasonably assured.

3. PRECIOUS METALS INVENTORY

Inventories consist of:

	February 28, 2007	February 28, 2006
Silver inventory	$ 2,834,183	$ 3,457,957
Gold inventory	253,561	264,320
	$ 3,087,744	$ 3,722,277

4. MINERAL PROPERTIES

Mineral properties consist of:

	February 28, 2007	February 28, 2006
Idaho Cobalt Belt		
Idaho Cobalt Project (See Schedule)	$ 33,256,027	$ 28,575,110
Black Pine	3,236,299	3,223,410
Badger Basin	105,616	103,599
	36,597,942	31,902,119
Other Projects		
Morning Glory/Wallace Creek	414,005	401,701
El Milagro	293,979	271,974
Queen of the Hills	43,979	37,781
Compass/Kernaghan	196,697	163,453
Virgin River	17,162	13,562
Other	71,944	70,368
	1,037,766	958,839
	$ 37,635,708	$ 32,860,958

(a) Idaho Cobalt Belt

(i) Idaho Cobalt Project

The Company has exercised its lease option agreement, with a company controlled by a director, whereby the Company earned a 100% interest in certain mineral claims in Idaho by paying US$26,805 (paid) and option payments of US$2,130 per year until 2004 (paid) provided that the option payment will be reduced by US$30 for each claim the Company has elected to purchase by paying US$100 for such claim.

4. MINERAL PROPERTIES (Continued)

(a) Idaho Cobalt Belt (continued)

(ii) Black Pine

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in Lemhi County, Idaho which requires annual advance royalty payments of US$400 per claim to 2006. During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85 per pound, US$200 per claim if the average price of copper trades between US$0.85 to $0.89 per pound and US$400 per claim if the average price of copper trades above US$0.90 per pound. In addition, the Company will be required to pay the lessors a sliding scale net smelter return royalty ("NSR") of between 1% and 5% based on the realized price of copper to a maximum of US$2,000,000 (including the option payments).

There have been no payments due since the amended agreement was concluded. During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year terms, which eliminate the requirement to make additional payments based on the price of copper, and to share on a 50/50 basis with the optioner any payments received from any prospective joint venture partner.

(iii) Badger Basin

The Company has a 100% interest, through staking, in these claims located in Lemhi County, Idaho.

(b) Other Projects

(i) Morning Glory/Wallace Creek

a) Morning Glory

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended to require annual payments based on the price of gold ranging from no payments to US$3,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. A total of US$42,900 (2006 - US$39,900) has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000 which includes the advance annual minimum royalty payments.

b) Wallace Creek

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

4. MINERAL PROPERTIES (Continued)

(b) Other Projects (continued)

(ii) El Milagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100% interest in the El Milagro property in Tamaulipas, Mexico, by making equal semi-annual payments over four years totaling 800,000 pesos ($150,000). During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making equal semi-annual payments of 50,000 pesos ($9,375) over three years. As at February 28, 2005, the total obligation has been satisfied and the Company has a 100% interest in the property.

(iii) Queen of the Hills

The Company holds a 100% lease option on certain mineral claims located in Lemhi County, Idaho. During the year ended February 28, 2001, the terms of the lease option agreement were amended from a required minimum annual advance royalty payment of US$1,400 to annual payments based on the price of gold ranging from no payments to US$1,400. A total of US$23,800 (2006 - US$22,400) has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

(iv) Compass/Kernaghan

a) Compass Lake

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NSR, between 1% and 8%, based on the price of gold. The optionee has the right to purchase one-half of the Company's net smelter returns royalty for $1,000,000. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100%.

b) Kernaghan Lake

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totalling $1,000,000 (deemed completed).

The Company can participate at the 20% level, or has the option to dilute to a 7% participation level which then becomes a net profit interest. The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

(v) Virgin River

During the year ended February 28, 1999, the Company entered into a joint exploration agreement whereby the Company obtained a 2% interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8% interest in exchange for waiving all future work commitments on the Kernaghan Lake Project thereby vesting the optionee.

4. MINERAL PROPERTIES (Continued)

(b) *Other Projects (continued)*

(vi) *Other*

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan, Manitoba and Mexico.

5. PROPERTY, PLANT AND EQUIPMENT

	February 28, 2007			February 28, 2006		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$ 100,878	$ -	100,878	$ 304,564	$ -	304,564
Plants undergoing refurbishment	3,253,114	-	3,253,114	3,004,789	-	3,004,789
Buildings	448,899	138,335	310,564	448,899	80,309	368,590
Equipment	1,887,488	967,809	919,679	2,060,443	498,377	1,562,066
Office furniture and fixtures	259,052	240,434	18,618	259,052	225,166	33,886
	$ 5,949,431	$ 1,346,578	$ 4,602,853	$ 6,077,747	$ 803,852	$ 5,273,895

During the year ended February 28, 2006, the Company began commercial production at its precious metals refinery plant and reallocated the applicable plant under refurbishment costs to Land, Buildings and Equipment and commenced depreciating those assets. The Company continues to defer the costs associated with refurbishing and constructing its cobalt hydrometallurgical plant.

6. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the income before tax provision due to the following:

	February 28, 2007	February 28, 2006	February 28, 2005
Statutory tax rate	34%	35%	36%
(Income taxes)/recovery computed at standard rates	$ (1,219,000)	$ 787,000	$ 923,000
Effect of non-deductible expenses	(203,000)	(260,000)	(216,000)
Effect of lower tax rates of foreign jurisdictions	(389,000)	45,000	-
Recognition of prior period tax benefits in the period that the benefit arose	1,811,000	(572,000)	(707,000)
	$ -	$ -	$ -

6. INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities are as follows:

	February 28, 2007	February 28, 2006	February 28, 2005
Future income tax asset			
Operating loss carry forwards and other	$ 12,765,199	$ 12,079,343	$ 10,173,005
Less: Valuation allowances	(2,843,354)	(4,656,660)	(4,092,538)
	9,921,845	7,422,683	6,080,467
Future income tax liability			
Accumulated cost base differences on assets	(9,921,845)	(7,422,683)	(6,080,467)
	$ -	$ -	$ -

The Company considers that it is more likely than not that a portion of the future income tax asset will not be realized and has therefore provided $2,843,354 (2006 - $4,656,660; 2005 - $4,092,538) of a valuation allowance.

At February 28, 2007, the Company had the following loss carryforwards available to reduce future income taxes otherwise payable:

Country	Amount	Expiry
United States	$ 24,231,000	2008 - 2027
Canada	6,948,000	2008 - 2024
Mexico	1,000	2008 - 2017

7. SHARE CAPITAL

(a) *Stock options*

(i) As at February 28, 2007, outstanding and exercisable stock options were as follows:

Number of Shares	Exercise Price	Expiry Date
275,000	$ 0.54	March 30, 2007
2,545,000	0.50	September 28, 2007
750,000	0.40	January 04, 2008
340,000	0.54	March 30, 2008
165,000	0.41	January 02, 2009
1,945,000	0.40	January 04, 2009
2,825,000	0.41	January 04, 2010
8,845,000	$ 0.44	

7. SHARE CAPITAL (Continued)

(a) Stock options (continued)

(ii) As at February 28, 2007, outstanding, exercisable stock options were as follows:

	February 28, 2007	Weighted Average Exercise Price	February 28, 2006	Weighted Average Exercise Price	February 29, 2005	Weighted Average Exercise Price
Balance outstanding, beginning of year	8,510,000	$ 0.37	6,208,435	$ 0.33	5,915,000	$ 0.22
Activity during the year						
Options granted	2,990,000	0.41	3,445,000	0.42	2,895,000	0.50
Options exercised	(2,528,085)	0.16	(543,435)	0.16	(2,401,565)	0.26
Options cancelled/expired	(126,915)	0.44	(600,000)	0.50	(200,000)	0.53
Balance outstanding, end of year	8,845,000	$ 0.44	8,510,000	$ 0.37	6,208,435	$ 0.33

(iii) During the year ended February 28, 2007, 2,990,000 (2006 – 3,445,000) stock options were issued to directors, employees and consultants. Using the fair value method to value the stock options, $593,500 (2006 - $752,200) was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 70% (2006 - 90%) and a weighted average risk free rate of 4.20% (2006 - 3.7%).

In addition to the stock options granted, during the year ended February 28, 2005, the Company recorded $480,000 of stock-based compensation expense for the 1,200,000 shares given to the Company's officers as compensation.

(b) Warrants

(i) Warrants outstanding at February 28, 2007 were as follows:

Number of Warrants		Exercise Price	Expiry Date
1,853,180	$	0.30	April 03, 2007
1,868,375		0.50	September 30, 2007
187,500		0.40	June 14, 2008
3,909,055	$	0.40	

On September 6, 2006 the Company extended the expiry date from September 15, 2006 to September 30, 2006, of 19,953,799 warrants issued December 5, 2003. In addition, effective September 5, 2006, the Company reduced the exercise price to $0.30 per share, until September 30, 2006 of 34,116,299 warrants made up of the 19,953,799 warrants referred to above, and 14,162,500 warrants issued February 25, 2005 (12,500,000 warrants exercisable at $0.60 per share and 1,662,500 broker warrants exercisable at $0.57 per share).

In addition 0.5 new transferable share purchase warrants was issued (each whole new warrant, a "new warrant") to warrant holders who exercised before September 30, 2006. Each new warrant entitles the holder thereof to acquire one common share in the capital of the Company at an exercise price of $0.50 per share until September 30, 2007, subject to an accelerated expiry date.

7. SHARE CAPITAL (Continued)

(b) Warrants (continued)

(i) (continued)

A total of 4,163,030 warrants were exercised subject to these terms and the remainder reverted to their original respective exercise prices immediately following the September 30, 2006 expiry date.

The relative fair value of the new transferable share purchase warrants issued upon the exercise of the 4,163,030 warrants was valued at $94,570 using the Black-Scholes option pricing model using an expected life of 1 year, a volatility rate of 83%, a risk-free interest rate of 3.93% and no dividend yield.

(ii) On December 15, 2006, the Company completed a private placement for $150,000 flow-through shares. The Company issued 375,000 units at $0.40 per unit consisting of one flow-through common share and one half of one non-transferable common share purchase warrant at $0.40 for 18 months. The relative fair value of the new non-transferable share purchase warrants was valued at $19,848 using the Black-Scholes option pricing model using an expected life of 1.5 years, a volatility rate of 60%, a risk-free interest rate of 3.94% and no dividend yield.

(iii) On November 11, 2005 the Company announced that it has the conditional approval of the TSX to extend the expiry date to September 15, 2006 of 19,099,999 outstanding non-transferable share purchase warrants and 1,213,800 outstanding brokers warrants issued on December 5, 2003.

(iv) The changes in warrants during the two previous years were as follows:

	February 28, 2007	Weighted Average Exercise Price	February 28, 2006	Weighted Average Exercise Price	February 28, 2005	Weighted Average Exercise Price
Balance outstanding, beginning of year	38,430,812	$ 0.51	41,079,699	$ 0.50	36,591,148	$ 0.41
Activity during the year						
Warrants issued	2,269,015	0.49	-	-	14,312,500	0.60
Warrants exercised	(6,309,503)	0.33	(2,626,525)	0.35	(9,823,949)	0.30
Warrants expired/ cancelled	(30,481,269)	0.44	(22,362)	0.23	-	-
Balance outstanding, end of year	3,909,055	$ 0.40	38,430,812	$ 0.51	41,079,699	$ 0.50

7. SHARE CAPITAL (Continued)

(c) *Diluted earnings per share*

	February 28, 2007	February 28, 2006	February 28, 2005
Earnings available to common shareholders	$ 3,573,870	$ (2,274,329)	$ (2,589,485)
Basic weighted average number of shares outstanding	166,648,666	161,549,405	128,966,619
Effect of dilutive securities:			
Stock options	184,950	-	-
Warrants	273,017	-	-
Diluted weighted average number of shares outstanding	167,106,633	161,549,405	128,966,619
Earnings per share:			
Basic	$ 0.02	$ (0.01)	$ (0.02)
Diluted	0.02	(0.01)	(0.02)

In the year ended February 28, 2007, 3,160,000 stock options (2006 – 8,510,000; 2005 - 6,208,435) and 1,868,375 warrants (2006 – 38,430,812; 2005 - 41,079,699) were excluded from the computation of diluted earnings per share as the exercise prices exceeded the average fair market value of the common shares for the period.

8. OTHER INCOME

	Cumulative from inception to February 28, 2007	February 28, 2007	February 28, 2006	February 28, 2005
Gain on deemed disposition	$ 67,046	$ -	$ -	$ -
Gain on sale of property, plant and equipment (i)	4,794,118	4,780,371	-	-
Gain on sale of investments	276,131	-	-	-
Write-down of investments	(53,052)	-	-	-
Interest	1,153,553	92,744	191,247	185,876
	$ 6,237,796	$ 4,873,115	$ 191,247	$ 185,876

(i) On January 23, 2007, the Company reached an agreement for the sale of its tailings facility and adjacent property to a third party for US$4.5 million with extended payment terms and a neighbouring 16 acre land parcel. The Company recorded a gain of $4,780,371 on the sale of this property.

9. SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties and all revenues generated are located in the United States. The Company's non-current assets by geographic location are as follows:

	February 28, 2007	February 28, 2006
Canada	$ 320,017	$ 303,550
United States	41,624,546	37,576,062
Mexico	293,998	274,563
	$ 42,238,561	$ 38,154,175

10. RELATED PARTY TRANSACTIONS

As at February 28, 2007, accounts payable include $1,612 (2006 - $2,028) due to directors and officers.

11. CHANGE IN WORKING CAPITAL ITEMS

	Cumulative from inception to February 28, 2007	February 28, 2007	February 28, 2006	February 28, 2005
Amounts receivable	$ (39,562)	$ (15,112)	$ 21,853	$ 34,953
Prepaid expenses	(121,250)	20,175	144,214	(86,639)
Accounts payable and accrued liabilities, relating to operating items	32,044	(377,264)	343,562	446,289
	$ (128,768)	$ (372,201)	$ 509,629	$ 394,603

12. FINANCIAL INSTRUMENTS

(a) *Fair value*

The Company's financial instruments include cash and cash equivalents, amounts receivable and accounts payable. The carrying value of these financial instruments approximates fair value due to their short-term nature.

(b) *Financial risk*

Financial risk is risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

(c) *Credit Risk*

A substantial portion of the Company's accounts receivable are with customers in the precious metals refining industry and are subject to normal industry credit risk. The Company's customers are subject to an internal credit review to minimize risk of non-payment. The carrying value of accounts receivable reflects management's assessment of the credit risk associated with these customers.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP. The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized as follows:

Consolidated Balance Sheets

	February 28, 2007	February 28, 2006
Total assets under Canadian GAAP	$ 51,267,274	$ 44,681,835
Decrease in mineral properties (a)	(37,635,708)	(32,860,958)
Decrease in property, plant and equipment (f)	(495,100)	(246,775)
Total assets under US GAAP	$ 13,136,466	$ 11,574,102
Total liabilities under Canadian and US GAAP	$ 1,053,083	$ 1,169,843
Shareholders' equity under Canadian GAAP	50,214,191	43,511,992
Cumulative mineral property adjustments (a)	(37,635,708)	(32,860,958)
Property, plant and equipment adjustment (f)	(495,100)	(246,775)
Shareholders' equity under US GAAP	12,083,383	10,404,259
Total liabilities and shareholders' equity under US GAAP	$ 13,136,466	$ 11,574,102

Consolidated Statements of Operations

	Cumulative from inception on June 13, 1988 to February 28, 2007	February 28, 2007	February 28, 2006	February 28, 2005
Net income (loss) under Canadian GAAP	$ (11,487,955)	$ 3,573,870	$ (2,274,329)	$ (2,589,485)
Mineral property costs (a)	(37,635,708)	(4,774,750)	(8,088,406)	(6,347,177)
Stock-based compensation (b)	(243,930)	-	-	913,096
Finance costs (e)	156,598	-	-	-
Pre-operating costs (f)	(495,100)	(248,325)	(246,775)	-
Net loss under US GAAP	$ (49,706,095)	$ (1,449,205)	$ (10,609,510)	$ (8,023,566)
Basic and diluted loss per share under US GAAP		$ (0.01)	$ (0.07)	$ (0.06)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Shareholders Equity

	Share Capital	Share Purchase Warrants	Contributed Surplus	Deficit Accumulated During the Exploration Stage	Total Shareholders' Equity
February 28, 2007					
Balance under Canadian GAAP	$ 59,333,293	$ -	$ 2,792,229	$ (11,911,331)	$ 50,214,191
Stock-based compensation					
Consultant options (b) (i)	-	-	1,157,026	(1,157,026)	-
Retroactive effect (b) (ii)	(417,375)	-	(6,001)	423,376	-
Employees (b) (ii)	-	-	(913,096)	913,096	-
Cumulative mineral property adjustments (a)	-	-	-	(37,635,708)	(37,635,708)
Convertible debenture (e)	(156,598)	-	-	156,598	-
Warrants (c)	(5,661,874)	6,016,904	(355,030)	-	-
Property, plant and equipment adjustment (f)	-	-	-	(495,100)	(495,100)
Balance under US GAAP	$ 53,097,446	$ 6,016,904	$ 2,675,128	$ (49,706,095)	$ 12,083,383
February 28, 2006					
Balance under Canadian GAAP	$ 56,682,645	$ -	$ 2,314,548	$ (15,485,201)	$ 43,511,992
Stock-based compensation					
Consultant options (b) (i)	-	-	1,157,026	(1,157,026)	-
Retroactive effect (b) (ii)	(417,375)	-	(6,001)	423,376	-
Employees (b) (ii)	-	-	(913,096)	913,096	-
Cumulative mineral property adjustments (a)	-	-	-	(32,860,958)	(32,860,958)
Warrants (c)	(6,706,865)	7,061,895	(355,030)	-	-
Convertible debenture (e)	(156,598)	-	-	156,598	-
Property, plant and equipment adjustment (f)	-	-	-	(246,775)	(246,775)
Balance under US GAAP	$ 49,401,807	$ 7,061,895	$ 2,197,447	$ (48,256,890)	$ 10,404,259
February 28, 2005					
Balance under Canadian GAAP	$ 55,631,626	$ -	$ 1,609,101	$ (13,210,872)	$ 44,029,855
Stock-based compensation					
Consultant options (b) (i)	-	-	1,157,026	(1,157,026)	-
Retroactive effect (b) (ii)	(417,375)	-	(6,001)	423,376	-
Employees (b) (ii)	-	-	(913,096)	913,096	-
Cumulative mineral property adjustments (a)	-	-	-	(24,772,552)	(24,772,552)
Warrants (c)	(7,044,943)	7,399,973	(355,030)	-	-
Convertible debenture (e)	(156,598)	-	-	156,598	-
Balance under US GAAP	$ 48,012,710	$ 7,399,973	$ 1,492,000	$ (37,647,380)	$ 19,257,303

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Cash Flows

	Cumulative from Inception on June 13, 1988 to February 28, 2007	February 28, 2007	February 28, 2006	February 28, 2005
OPERATING ACTIVITIES				
Operating activities under Canadian GAAP	$ (11,287,921)	$ 192,056	$ (2,883,881)	$ (2,074,479)
Mineral property costs, net of payables (a)	(39,552,432)	(4,565,396)	(8,088,406)	(6,347,177)
Pre-operating costs (f)	(495,100)	(248,325)	(246,775)	-
Operating activities under US GAAP	$ (51,335,453)	$ (4,621,665)	$ (11,219,062)	$ (8,421,656)
INVESTING ACTIVITIES				
Investing activities under Canadian GAAP	$ (40,364,217)	$ 362,614	$ (8,645,308)	$ (8,312,996)
Mineral property costs, net of payables (a)	39,552,432	4,565,396	8,088,406	6,347,177
Pre-operating costs (f)	495,100	248,325	246,775	-
Investing activities under US GAAP	$ (316,685)	$ 5,176,335	$ (310,127)	$ (1,965,819)
FINANCING ACTIVITIES				
Financing activities under Canadian and US GAAP	$ 57,429,748	$ 2,585,979	$ 1,004,266	$ 12,817,772

(a) Mineral property costs

Canadian GAAP allows acquisition and exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP the Company expenses these costs until mining reserves are established on the related mining property. Under United States GAAP, the Company will commence deferring these expenditures subsequent to the completion of a bankable feasibility study.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b) Accounting for stock-based compensation

(i) SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the use of the fair value based method of accounting for stock options for non-employees. Under this method, compensation costs are measured at the grant date based on the fair value of the options granted and are recognized over the vesting period. For the years ending prior to February 28, 2001, Canadian GAAP did not require stock options granted to individuals other than employees or directors to be fair valued. Therefore, under US GAAP, the options granted to individuals other than employees and directors were fair valued under SFAS No. 123 and were recognized as a consulting expense. With effect from March 1, 2001, a new Canadian GAAP standard became effective and eliminated this GAAP difference.

(ii) Effective March 1, 2004 the Company adopted the new Canadian accounting standard for stock-based compensation to employees and directors, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense with a corresponding increase to contributed surplus over the vesting period based on the fair value of options granted to employees and directors. Upon the exercise of options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Under US GAAP the Company follows Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). Under APB 25, companies are not required to record any compensation expense relating to options granted to employees and directors with an exercise price equal to the market price at the date of grant. The adjustment to the opening deficit as at March 1, 2004, in accordance with Canadian GAAP to recognize the stock-based compensation expense for stock options granted to employees and directors since March 1, 2002 was added back in accordance with US GAAP. Effective March 1, 2005, the Company adopted SFAS No. 123(R), *Share-Based Payment*, which requires the use of the fair value based method of accounting for options for both employees and non-employees. The Company adopted this statement on the modified perspective basis and the adoption of this statement eliminates the difference between US GAAP and Canadian GAAP on stock-based compensation of the Company.

Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value based method of accounting, the Company's net loss and loss per share under US GAAP would have been increased to the pro forma amounts indicated below:

	Year Ended February 28, 2007	Year Ended February 28, 2006	Year Ended February 28, 2005
Net loss under US GAAP	$ (1,449,205)	$ (10,609,510)	$ (8,023,566)
Net loss - pro forma	$ (1,449,205)	$ (10,609,510)	$ (8,936,662)
Basic loss per share as reported	$ (0.01)	$ (0.07)	$ (0.06)
Basic loss per share - pro forma	$ (0.01)	$ (0.07)	$ (0.07)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c) *Warrants*

Under Canadian GAAP, no separate distinction in shareholders' equity is made for warrants issued in conjunction with common shares.

Under US GAAP, warrants issued in conjunction with common shares are valued using an option pricing model and disclosed as a separate item in shareholders' equity. Although the Company issued such warrants, as each component would be included in shareholders' equity, there is no net effect on total shareholders' equity under US GAAP for each period reported.

Under Canadian GAAP, amounts recorded for share purchase warrants issued in connection with a debt instrument are recorded at fair value as part of contributed surplus. For purposes of US GAAP, these amounts have been reclassified from "contributed surplus" to "share purchase warrants".

(d) *Comprehensive income*

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, *Reporting Comprehensive Income,* which is required to be adopted for fiscal years beginning on or after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. As defined in SFAS No. 130, the Company has determined that comprehensive loss is equivalent to net loss under US GAAP.

(e) *Compound instruments*

During 2003 the Company issued a convertible debenture. Under Canadian GAAP, the debenture is bifurcated between its equity and liability components. The liability component is then accreted to its face value over the expected life of the instrument. Accreted amounts are expensed as finance costs. In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.* SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. The convertible debenture issued by the Company would be accounted as a liability. SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.

(f) *Pre-operating costs*

Canadian GAAP allows pre-operating costs to be capitalized during the period prior to the new business is ready to commence commercial operations. Under United States GAAP, the Company will expense these expenditures as incurred.

(g) *Flow-through Shares and Future Income Tax Recovery*

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board ("FASB") staff has taken the view that under SFAS No. 109, *Accounting for Income Taxes,* the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(g) Flow-through Shares and Future Income Tax Recovery (continued)

Under US GAAP, the amounts received through the issuance of flow-through shares and not yet expended on the related mineral exploration costs are separately classified as restricted cash. Such amounts unexpended at February 28, 2007 and 2006 totaled $150,000 and $nil respectively.

(h) Recent accounting pronouncements

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R" (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan's over funded status or a liability for a plan's under funded status, measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The Company expects that adoption of SAB 108 will not have a material impact on its financial condition and results of operations.

14. COMMITMENTS

(a) The Company has certain obligations with respect to mineral property expenditures (Note 4).

(b) Pursuant to employment agreements the Company may be obligated to pay up to $2,461,700 if certain management is terminated without cause or good reason.

(c) The Company has annual operating lease commitments of approximately $75,000 for each of the next three years.

(d) The Company has certain contractual commitments related to the Idaho Cobalt Project totalling $219,895 to be incurred in the next fiscal year.

15. SUBSEQUENT EVENTS

On May 17, 2007, the Company closed a financing lead by Jennings Capital Inc. (the "Agent"). The financing consisted of a private placement of up to 20,000,000 Units, with the Agent exercising its option to increase it by up to 6,666,666 Units, of the Company to qualified investors at a price of $0.75 per Unit (the "Offering") resulting in gross proceeds of $20,000,000 for the Company. Each Unit was comprised of one common share and one-half of one transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until November 17, 2008, subject to the Company's right to accelerate the expiry date. The Company paid a 7% cash commission (3.5% cash commission on the President's List) to the Agent, and issued to the Agent warrants (the "Broker Warrants") entitling them to purchase that number of common shares of the Company as is equal to 7% (3.5% on the President's List) of the number of Units sold under the Offering, at a price of $0.83 per common share until November 17, 2008, subject to the Company's same right to accelerate the expiry date. This placement is subject to final regulatory approval.

The Company announced that it has given notice pursuant to the accelerated expiry date provisions of the 1,868,375 warrant certificates at $0.50 issued by the Company and bearing the date September 30, 2006, that the ten (10) day weighted average trading price of the Company's common shares on the TSX for the preceding ten (10) consecutive trading days being $0.75 or more, that the expiry date of the Warrants has been accelerated to May 17, 2007. As at May 17, 2007 all warrants with accelerated expiry dates have been exercised for gross proceeds of $934,188.

The Company issued 3,721,555 common shares for proceeds of $1,490,142 on the exercise of share purchase warrants and issued 390,140 common shares for proceeds of $198,050 on the exercise of stock options.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Schedule of Expenditures for Idaho Cobalt Project

(Canadian Dollars)

	February 28, 2007	February 28, 2006
Idaho Cobalt Project		
Mineral property acquisition costs	$ 27,656	$ 27,544
Drilling	9,253	1,148,899
Field supplies and expenses	126,939	125,058
Engineering and consulting	1,693,713	3,268,644
Permitting	588,989	1,083,499
Communications	403,372	412,496
Automobile	2,755	2,452
General property expenses	61,382	105,881
Insurance	45,795	48,173
Reclamation	564	593
Base line studies	347,219	201,869
Environment Impact Study Contract & Supervision	1,373,280	1,563,794
	4,680,917	7,988,902
EXPENDITURES, BEGINNING OF YEAR	28,575,110	20,586,208
EXPENDITURES, END OF YEAR	$ 33,256,027	$ 28,575,110

See accompanying notes to the consolidated financial statements.

END